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Exhibit (a)(5)(xii)

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PetroCan's Southern bid may presage more moves: Could be part of Arctic Islands gas consolidation

National Post
Wed 31 May 2006
Page: FP5
Section: Financial Post
Byline: Claudia Cattaneo
Dateline: CALGARY
Source: Financial Post

CALGARY — Petro-Canada's hostile takeover bid for oil and gas junior Canada Southern Petroleum Ltd. could be the opening salvo in the senior oil company's plans to consolidate interests in gas discoveries in Canada's Arctic Islands.

Petro-Canada has no current plans for the Canadian Arctic, but it is the logical developer of Arctic Islands gas because it is the largest working-interest owner and lease holder, Kathleen Sendall, Petro-Canada's senior vice-president of North American Natural Gas, said in an interview.

"There are a plethora of small working-interest owners [in the Arctic], and there is no operating agreement in place, and we would see that there would need to be a consolidation of those working interests before you could negotiate an operating agreement and look at progressing any kind of development plan", Ms. Sendall said.

Petro-Canada has not yet decided whether to buy out other owners, she said.

"We just want to get over this first one and we will evaluate what our next steps are. But Canada Southern has a significant working interest, which added to our working interest would put us in a very dominant working-interest position", she said.

Petro-Canada, one of Canada's largest oil and gas producers, on May 11 launched a US$7.50-a-share, or US$113-million, hostile offer for Canada Southern, a junior with stakes in seven major gas fields found decades ago.

Petro-Canada said it has started legal proceedings before the Alberta Securities Commission against the junior firm to quash its shareholder rights plan, which would make a takeover more expensive.

Canada Southern was one of Canada's market high fliers in the 1970s over its Arctic exploration activities. Nearly all its shareholders are American. Many invested decades ago, when the family of founder William Frank Buckley, Sr., an American oil entrepreneur, was involved in the company.

Petro-Canada said it is disappointed in a recommendation last week by Canada Southern's board to reject its bid.

Ms. Sendall said Petro-Canada does not intend to increase its offer, despite a surge in Canada Southern's share price indicating shareholders think there could be a competing bid or another offer from Petro-Canada. The stock closed yesterday at $10.11.

"I am surprised at where the share price is sitting", Ms. Sendall said.

"There is no new information out there that would indicate, certainly to us, that our offer is anything other than a fair value at this point. It is what it is."

Petro-Canada said its assessment of the size of Canada Southern's reserves is "significantly below" that made public by the junior firm.

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A lot of the gas is contained in fields that are too remote or small for development.

Canada Southern is soliciting competing bids. It said others with varying interests in the discoveries are BP PLC, Exxon Mobil Corp., Imperial Oil Ltd., ConocoPhillips Co. and Suncor Energy Inc.

CANADA SOUTHERN PETROLEUM

Ticker: CSW/TSX

Close: $10.11, up 11 cents

Volume: 12,285

Avg. 6-month vol.: 6,381

ccattaneo@nationalpost.com

Edition: Toronto
Story Type: Business
Length: 483 words

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